EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

February and March 2021

Item 3	News Releases

News releases dated March 3 and 8, 2021.

Item 4	Summary of Material Change

On March 8, 2021, the Company announced that it has entered into an agreement with University of Carleton University (“Carleton”) for TD-0148A’s research in preclinical models of depression. As part of the research agreement, Carleton’s team at its Department of Neuroscience will work with the Company to test TD-0148A in both in vitro and in vivo models that are established in their lab.

On March 3, 2021, the Company announced that it has entered into an agreement with Eurofins CDMO Alphora Inc. (“Eurofins CDMO”) for TD-0148A’s GMP manufacturing. Eurofins CDMO will be conducting process development, scale-up and GMP manufacture of TD-0148A at its cGMP plant facility in Mississauga, Ontario. The manufacturing will be based on the Company’s proprietary process that does not involve any controlled substances.

On February 22, 2021, the Company closed its first tranche of a non-brokered private placement by issuing 957,142 common shares ("Shares") at a price of $1.40 per Share for gross proceeds of $1,339,999. In February 2021, the Company also issued 6,428 common shares to a third party for services provided and issued 23,724 common shares to a former officer to settle outstanding obligations.

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Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

March 8, 2021

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SCHEDULE “A”

BetterLife Engages Eurofins CDMO for Next Generation Psychedelic TD-0148A Manufacturing

VANCOUVER, British Columbia, March 3, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders and viral infections, announces it has entered into an agreement with Eurofins CDMO Alphora Inc. (“Eurofins CDMO”) for TD-0148A’s GMP manufacturing. BetterLife’s TD-0148A is a second-generation lysergic acid diethylamide (“LSD”) derivative molecule, 2-bromo-LSD, that BetterLife believes will mimic the projected therapeutic potential of LSD without causing its undesirable psychoactive dissociative side effects, such as hallucinations.

Eurofins CDMO will be conducting process development, scale-up and GMP manufacture of TD-0148A at its cGMP plant facility in Mississauga, Ontario. The manufacturing will be based on BetterLife’s proprietary process that does not involve any controlled substances.

"Following our recent acquisition of Transcend Biodynamics, we are pleased to be moving rapidly ahead with the manufacturing program of TD-0148A for treatment of major depressive disorders and other indications. We look forward to working with Eurofins CDMO to bring this treatment to patients as quickly as possible as we prepare for our IND," said Dr. Ahmad Doroudian, BetterLife’s Chief Executive Officer.

Dr. Doroudian added: "We are pleased to be partnering with Eurofins CDMO in the proprietary manufacturing of TD-0148A. We believe our novel manufacturing process and product is a significant step forward in bringing non-hallucinogenic psychoactive drugs to patients in need. Eurofins CDMO with its state-of-the-art manufacturing plant and agile team is an ideal partner to help realize our vision."

Dr. Stefan Soderman, Business Development Executive at Eurofins CDMO commented, “We are thrilled to be partnering with BetterLife to develop and manufacture their novel and transformative therapeutic for the treatment of various neuro-psychiatric disorders. Eurofins CDMO’s expertise, quality, and flexibility in process development, scale up and cGMP manufacturing makes us uniquely qualified to fulfill the contract development and manufacturing role for such an innovative product.”

About BetterLife Pharma:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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About Eurofins CDMO:

Eurofins CDMO is a leading global Contract Development and Manufacturing Organization that provides clients with active pharmaceutical ingredients (“API’s”) / drug substance and drug product development for small molecules and biologicals. Its service offering encompasses drug substance/API development, solid state research and development, pre-formulation, formulation and development, analytical development, GMP manufacturing and clinical packaging and logistics. With operating facilities in Europe, North America and India, Eurofins CDMO is accredited through the FDA, EMA, ANSM, ANSES, FAMHP, PMDA, and Health Canada.

For more information, please visit: https://www.eurofins.com/cdmo.

BetterLife Pharma:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Eurofins CDMO:

Stefan Soderman, Business Development Executive

Email: stefan.soderman@alphoraresearch.com

Cheryl Young, Vice President of Business Development & Project Management

Email: Cheryl.young@alphoraresearch.com

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Enters Research Agreement with Carleton University for TD-0148A Depression Studies

VANCOUVER, British Columbia, March 8, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, announces it has entered into an agreement with University of Carleton University (“Carleton”) for TD-0148A’s research in preclinical models of depression. TD-0148A is a second-generation lysergic acid diethylamide (“LSD”) derivative molecule that BetterLife believes will mimic the projected therapeutic potential of LSD without causing the undesirable psychoactive dissociative side effects, such as hallucinations.

"TD-0148A is a potential novel new therapy to treat debilitating psychiatric disorders with high unmet need, such as treatment resistant severe depression and post-traumatic stress disorder. BetterLife’s goal is to bring this treatment to IND and the clinic as soon as possible, and the scientific expertise of Carleton University’s team at its Department of Neuroscience, headed by Dr. Argel Aguilar-Valles, is an ideal partner to help us realize our vision." said BetterLife's Chief Executive Officer, Dr. Ahmad Doroudian.

As part of the research agreement, Dr. Argel Aguilar-Valles’ team will work with BetterLife to test TD-0148A in both in vitro and in vivo models that are established in their lab. The team’s expertise is to understand the molecular mechanisms that underlie psychiatric and neurodevelopmental disorders. They use a combination of biochemistry, molecular biology, neuronal culture, and animal models to do this.

Dr. Argel Aguilar-Valles said, “We are delighted to have the opportunity to examine TD-0148A in our established animal depression models. The high rate of resistance to SSRI and other first-line treatments for major depressive disorder indicates an urgent unmet need for alternative anti-depressant treatments. LSD and other psychedelic drugs have been shown to have anti-depressant effects, but their hallucinogenic effects represent an undesirable side effect. Non-hallucinogenic derivatives of these drugs such as TD-0148A, represent a promising alternative.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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About Carleton University, Department of Neuroscience

Carleton Neuroscience has an international reputation for research on stress and its effects on brain functioning and mental health. The department has an interdisciplinary approach to understanding the emergence, prevention and treatment of mental and physical disorders.

For more information, please visit: www. https://carleton.ca/neuroscience/

Contact

BetterLife Pharma:

Ahmad Doroudian, Chief Executive Officer

Email: ahmad.doroudian@blifepharma.com

Phone: 604-221-0595

Carleton University:

Stephen Reid, Media Relations Officer

Email: Steven.Reid3@carleton.ca

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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